  EXHIBIT 99.1

March 8, 2018	News Release 18-03

Pretivm Reports Fourth Quarter and Year End 2017 Results

On track to achieve steady-state gold production by mid-to-late 2018

Vancouver, British Columbia, March 8, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report financial and operating results for the fourth quarter and year end 2017.

In the news release all quoted figures are in USD$ unless otherwise noted. The Company uses the following non-IFRS measures: total cash costs, all-in sustaining costs (“AISC”), average realized gold price, average realized margin, adjusted earnings (loss), and adjusted earnings (loss) per basic share. Refer to the Company’s Management Discussion and Analysis and the “Non-IFRS Financial Performance Measures” section at the end of this news release for an explanation and discussion of these non-IFRS measures.

Pretivm produced approximately 152,000 ounces of gold during the first six months of ramp-up at its Brucejack Mine, averaging 9.4 grams per tonne gold with an AISC of $852 per ounce of gold sold. The Company also reports significant progress in implementing its primary strategic objectives of optimizing operations and achieving operational grade control.

Pretivm President & CEO Joseph Ovsenek said, “Our financial performance was in line with our expectations for production ramp-up of Brucejack. Further, we have implemented several operational performance improvement initiatives, leveraging our experience in the fourth quarter of 2017.

“We are increasing our underground development rate to provide for optimal mining stope inventory, the integration of our grade control program is now underway and our financial health is robust. We expect to deliver on our H1 2018 production guidance of 150,000 to 200,000 ounces of gold, and to achieve steady-state production by mid-to-late 2018. We also anticipate we will see more momentum towards those achievements in Q2 2018 as our grade control program progresses. We remain confident in developing Brucejack into a premier low-cost intermediate gold producer by the end of 2019.”

Fourth Quarter and Six Month Production Overview

●
Production totaled 70,281 ounces of gold and 96,004 ounces of silver in the fourth quarter of 2017, for a total of 152,484 ounces of gold and 179,237 ounces of silver produced during the first six months of production ramp-up.

●
Mill feed grade averaged 8.2 grams per tonne gold in the fourth quarter and 9.4 grams per tonne gold for the first six months of ramp-up.

●
Gold recoveries averaged 95.8% in the fourth quarter of 2017 for an average gold recovery rate of 96.2% for the first six months of production ramp-up.

●
Process plant throughput averaged 2,951 tonnes per day during the fourth quarter of 2017 for an average processing rate of 2,895 tonnes per day during the first six months of production ramp-up.

●
Ore milled totaled 271,501 in the fourth quarter of 2017, for a total of 532,763 tonnes of ore milled during the first six months of production ramp-up.

●
The Company submitted an application to increase the Brucejack Mine production rate to 3,800 tonnes per day in December.

Fourth Quarter Financial Summary

●
Revenue of $107.1 million was generated on sale of 86,514 ounces of gold and 107,900 ounces of silver.

●
Total cost of sales was $80.2 million or $927 per ounce of gold sold. Total cash cost was $700 per ounce of gold sold and AISC was $893 per ounce of gold sold. As production increases, total cash costs and AISC per ounce sold are expected to decrease.

●
Earnings from mine operations were $26.9 million.

●
Net loss was $2.7 million or $0.01 per share. Adjusted earnings were $12.7 million or $0.07 per share.

●
Cash and cash equivalents were $56.3 million at December 31, 2017. The Company has working capital of $40.6 million excluding the current portion of long-term debt as at December 31, 2017.

●
Cash generated by operations was $33.4 million.

Annual Financial Summary

●
Revenue of $177.9 million was generated on sale of 141,927 ounces of gold and 127,746 ounces of silver.

●
Total cost of sales was $125.1 million or $881 per ounce of gold sold. Total cash cost was $683 per ounce of gold sold and AISC was $852 per ounce of gold sold.

●
Earnings from mine operations were $52.9 million.

●
Net loss was $16.5 million or $0.09 per share. Adjusted earnings were $17.4 million or $0.10 per share.

●
Cash generated by operations was $73.3 million.

Operating Results

		Three months ended December 31,		Year ended December 31,
		2017	2016	2017	2016

Ore mined	t	280,671	-	552,205	-
Mining rate	tpd	3,051	-	3,001	-

Ore milled	t	271,501	-	532,763	-
Head grade	g/t Au	8.2	-	9.4	-
Recovery	%	95.8	-	96.2	-
Mill throughput	tpd	2,951	-	2,895	-

Gold ounces produced(1)	oz	70,281	-	152,484	-
Silver ounces produced	oz	96,004	-	179,237	-

Gold ounces sold	oz	86,514	-	141,927	-
Silver ounces sold	oz	107,900	-	127,746	-

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).
(1) Gold ounces produced for the year ended December 31, 2017 excludes 8,510 ounces produced in the pre-commercial production period.

Gold and silver production

During the six months ended December 31, 2017, the Brucejack Mine produced 152,484 ounces of gold, which excludes 8,510 ounces of gold from pre-commercial production and 179,237 ounces of silver from low-grade stockpiles, development muck and stope ore. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

During the six months ended December 31, 2017, the Company sold 141,927 ounces of gold and 127,746 ounces of silver. As at December 31 2017, there were 7,716 ounces of gold doré and 10,328 ounces of gold in concentrate in finished goods.

Processing

During the six months ended December 31, 2017, a total of 532,763 tonnes of ore, equivalent to a throughput rate of 2,895 tonnes per day, was processed.

The mill feed grade was 9.4 grams per tonne gold and recovery was 96.2%. We continue to review the mill process to optimize recoveries.

The main operating units in the mill building are performing as expected. Planning is underway to replace the concentrate bagging system which caused increased mill downtime and maintenance requirements.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to take approximately six to twelve months. Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than US$25 million. The estimate will be updated when the engineering process is complete.

Mining

During the six months ended December 31, 2017, 552,205 tonnes of ore were mined, equivalent to a mining rate of 3,001 tonnes per day.

During the fourth quarter, gold production was lower than expected as higher-grade stopes scheduled to be mined in December encountered operational issues (equipment down-time and mining execution), that prevented them from being mined and delivering higher grade ore to the mill. Both long-hole drills went down and the stopes could not be drilled off in time. Mining also encountered a hang-up when blasting a long-hole slot. These issues, combined with the limited stope inventory (no other high-grade stopes were accessible in the quarter) contributed to the lower than expected gold production.

Pretivm has taken a number of steps to address these operational issues. To improve access and build stope inventory, the rate of underground development has been increased to 700 meters per month for 2018, up from the 420 meters originally contemplated in the Brucejack Feasibility Study. In addition, a third long-hole drill is now on site to provide back-up and contribute to the build-up of stope inventory.

During the third and fourth quarter of 2017, two sills were established to open up two mining horizons for 2018, the 1200-meter Level to the 1320-meter Level and the 1320-meter Level to the 1440-meter Level. With the continued extension of the mining levels to the east and west within the two mining horizons and the increase in rate of development, stope inventory is expected to increase to 10 to 12 stopes with a range of grades by mid-year 2018. The availability of stopes representing a range of grades, including multiple higher grade stopes, will allow mining operations to optimize stope blending and provide alternative stopes with comparable grades for mining if required. The increased stope inventory is expected to improve the management of production grades as the ramp-up continues.

Operational Grade Control

The grade control program, designed to refine stope dimensions, reduce dilution and optimize grade, is underway. The program comprises sampling and drilling, and is currently being integrated into the mining process.

Stope Ring Sampling

As part of the grade control program, grade is estimated on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are selectively collected from each ring within a stope and split into a reduced sample size for assaying. Assayed data from each of the rings is then fed back into the short-term mine planning cycle to refine stope dimensions.

The upgraded and modified underground sample splitting station is now functional. The sample splitting station is used to further validate the sampling process.

Reverse Circulation Drilling

Another component of the grade control program, reverse circulation (RC) drilling to optimize stope definition, has commenced on a trial basis. The RC drill will cross-cut the stopes drilling 5-meter to 7.5-meter centers to refine stope location and dimensions prior to mining. The RC drilling will provide a larger sample per meter and is expected to be faster and more cost effective than core drilling, which has been used for infill drilling to date.

With the operational grade control system now functioning and continued high definition drilling, steady-state gold production is now expected to be achieved by mid-to-late 2018.

Reconciliation of 2017 ramp-up production

Grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80% and attributed to: (a) the small, relatively unrepresentative sample size of production being analyzed, (b) rudimentary grade control without the grade control program operational and (c) lack of drill density in a significant area of the contributing stopes. During the period, ore from the stopes developed on the 1200-meter Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-meter Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine. As the grade control program becomes operational and mining moves up from the 1200-meter Level into areas with higher drill density, reconciliation is expected to be more robust.

Exploration Drilling for Porphyry Source

An exploration drill program has been initiated to test for a porphyry source and evaluate the potential extension of the Valley of the Kings to the east. The drill program will follow-up on the success of the 2015 regional grass-roots exploration drill program. High-grade gold was intersected in the Flow Dome Zone, located approximately 500 meters east of the Brucejack Mine, confirming the presence of either a new stockwork zone or an extension of the Valley of the Kings deposit (see news release dated October 8, 2015). A drill has been set up underground on the eastern edge of the 1200-meter Level of the Valley of the Kings development. Two drill holes, each 1,600 meters long will serve to provide a continuum of information from the Valley of the Kings to the Flow Dome Zone. The drilling will also test below the Flow Dome Zone where structural geology combined with a geophysical anomaly suggests a potential porphyry source.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine reconciliation of 2017 ramp-up production and the Brucejack Mine exploration drilling.

Sustaining Capital

During the year ended December 31, 2017, the Company spent $9.6 million on sustaining capital. Sustaining capital expenditures included the paste booster station, the grade control sampling station and gravity lab and normal course capitalized development costs incurred during production. Capitalized development includes costs to build new ventilation raises and ramps that enable the Company to physically access ore underground.

Regional Exploration

An extensive regional exploration campaign was initiated in 2015 to identify mineralized zones on the 1,250-square-kilometer, wholly-owned property similar to the Valley of the Kings and Eskay Creek deposits. A final data analysis is underway to refine high-priority targets for drilling in spring 2018.

The comprehensive regional exploration program has included the collection of over 11,000 samples, regional mapping, prospecting, airborne geophysics, ground geophysics, hyperspectral mapping, and data compilation. To date, the program has resulted in the identification of three distinct areas that have the potential to host epithermal mineralization.

Several gold and silver epithermal targets have been identified in the American Creek Zone located approximately 25 kilometers southeast of the Brucejack Mine. The American Creek valley is dominated by kilometer-scale north-south structures and localized east-west stockworks, which host elevated gold values of up to 62.5 grams of gold per tonne in rocks of the Lower Hazelton Group, Unuk River Formation, the same formation that hosts the Brucejack Mine. Geophysical conductors identified in the American Creek Zone are supported by coincident pathfinder minerals and trace elements associated with epithermal mineralization.

The Koopa Zone, located approximately 30 kilometers east-southeast of the Brucejack Mine, is dominated by intensely quartz-sericite pyrite altered Salmon River Formation volcanics and Quock Formation sediments of the Upper Hazelton Group. As no previous work had been completed at this zone, 2017 efforts focused on prospecting and mapping, with ground geophysical surveys undertaken to assist with interpretations at depth and in areas with limited exposure. Prospective precious and base metal grab samples have been collected across the zone returning results as high as 5.28 grams of gold per tonne, 1,460 grams of silver per tonne, 9% lead and 25% zinc with geochemical signatures similar to intrusion-related epithermal gold deposits.

Approximately 15 kilometers east of the Brucejack Mine, numerous high-grade gold boulders have been sampled at the Boulder Zone, with grades as high as 19.25 grams of gold per tonne. Ground geophysics have been conducted over the area to find the source of the boulders. Alteration, geochemistry and Upper Hazelton Group rocks in the area do indicate the boulders are potentially VMS related.

As results continue to be received, review and analysis of the extensive regional database continues with the expectation that additional high- priority areas will be identified.

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3.9 million (C$5.0 million). A portion of the proceeds of the private placement of flow-through common shares were used to fund the 2017 grass-roots exploration program. Planning is underway for the 2018 grassroots exploration program on the wholly-owned Bowser Claim Group, which is expected to begin in late spring.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

Financial Results

		Three months ended December 31,		Year ended December 31,
(In thousands of US dollars, except per share or per oz)		2017	2016	2017	2016

Revenue		$107,058	-	177,933	-
Earnings from mine operations(1)		$26,890	-	52,853	-
Net loss for the period		$(2,720)	(8,564)	(16,453)	(61,212)
Per share - basic	$/share	(0.01)	(0.05)	(0.09)	(0.35)
Per share - diluted	$/share	(0.01)	(0.05)	(0.09)	(0.35)

Adjusted earnings (loss) (1)		$12,742	(6,869)	17,426	(11,324)
Per share - basic (1)	$/share	0.07	(0.04)	0.10	(0.07)

Total cash and cash equivalents		$56,285	141,791	56,285	141,791
Cash generated from (used by) operating activities		$33,408	(4,924)	73,321	(12,205)
Total assets		$1,671,537	1,450,436	1,671,537	1,450,436
Long-term debt		$293,029	501,160	293,029	501,160

Total cash costs (1)	$/oz	700	-	683	-
All-in sustaining costs (1,2)	$/oz	893	-	852	-

Average realized price (1)	$/oz	1,211	-	1,239	-
Average realized cash margin (1)	$/oz	511	-	556	-

(1)Refer to the "Non-IFRS Financial Performance Measures" section for a reconciliation of these amounts.
(2)All-in sustaining costs for the year ended September 30, 2017 were not disclosed as commercial production only commenced on July 1, 2017

Working Capital and Liquidity

Cash generated by operations of $73.3 million for the year ended December 31, 2017 reflects the first two quarters with revenue as we achieved commercial production on July 1, 2017.

Our cash and cash equivalents as at December 31, 2017 totaled $56.3 million decreasing $85.5 million from $141.8 million at December 31, 2016. The decrease in cash is largely attributable to the completion of construction of the Brucejack Mine offset by cash flow from operations in the third and fourth quarters, the completed offering of convertible notes and the final advance under the senior secured term credit facility.

As at December 31, 2017, the Company has working capital of $40.6 million excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term credit facility including principal and accumulated interest totaling $365.9 million. The credit facility is due at maturity on December 31, 2018; however, if necessary, the Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company’s intention is to re-finance the credit facility within the next year.

Working capital items other than cash and cash equivalents consisted of inventories of $25.7 million (valued at cost), receivables and other of $19.6 million, offset by accounts payable and accrued liabilities of $60.4 million and the current portion of long-term debt of $375.0 million without considering the option to extend the credit facility to December 31, 2019.

Three months ended December 31, 2017 compared to the three months ended December 31, 2016

Net loss for the three months ended December 31, 2017 was $2.7 million compared to $8.6 million for the comparable period ended December 31, 2016. The decrease in the loss was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense. Earnings from mine operations were $26.9 million for the quarter ended December 31, 2017 compared to nil in the comparable period as the Company did not have mine operations in 2016.

Net comprehensive loss for the three months ended December 31, 2017 was $2.7 million compared to net comprehensive loss of $27.7 million for the comparable period ended December 31, 2016. In the comparable period, comprehensive loss included $19.1 million from the translation of CAD functional currency results into the USD presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the three months ended December 31, 2017 were $107.1 million compared to nil in the comparable period as the Company did not have mine operations in 2016. Revenue includes a $0.6 million gain on revaluation of derivatives in trade receivables.

The Company sold 86,514 ounces of gold at an average realized price of $1,211 per ounce generating $104.8 million in revenue from contracts with customers. The Company sold 107,900 ounces of silver which generated $1.7 million in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $5.7 million, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended December 31, 2017 was $1,276 per ounce.

Cost of sales

Cost of sales for the three months ended December 31, 2017 was $80.2 million or $927 per ounce of gold sold. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the three months ended December 31, 2017 were $58.5 million. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the quarter ended December 31, 2017, the average foreign exchange rate was CAD$1.27 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended December 31, 2017 was $17.3 million. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended December 31, 2017, the Company incurred $4.1 million in selling costs and $0.3 million in royalty expense. Selling costs included transportation costs which were $3.5 million.

Total cash costs and AISC

Total cash costs for the three months ended December 31, 2017 were $700 per ounce of gold sold. AISC for the three months ended December 31, 2017 totaled $893 per ounce of gold sold. Sustaining capital expenditures amounted to $4.5 million (including $1.2 million deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the three months ended December 31, 2017 were $5.7 million compared to $4.6 million in the comparable period.

Share-based compensation for the three months ended December 31, 2017 was $1.8 million compared to $1.0 million in the comparable period. The increase in share-based compensation was due mainly to an increase in the Company’s share price during the period.

Interest and finance expense (income)

During the three months ended December 31, 2017, the Company incurred interest and finance expense of $15.4 million compared to interest income of $0.2 million in the comparable period. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $13.3 million in interest expense related to the credit facility. The 7.5% per annum cash interest payable associated with the credit facility is not settled until maturity.

The Company incurred $2.0 million in interest and finance expense related to the convertible notes of which $0.6 million was interest at a rate of 2.25% per annum and $1.4 million was accretion of the convertible note.

Loss on financial instruments at fair value

The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the three months ended December 31, 2017, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold prices, gold price volatility, a decrease in interest rates and changes to the estimated production schedule.

The change in fair value of the offtake obligation resulted in a loss of $2.5 million (2016 – gain of $0.4 million) and the change in fair value of the stream obligation resulted in a loss of $5.7 million (2016 - $8.3 million). The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $0.3 million (2016 - $0.3 million).

As the stream is in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the construction of the Brucejack Mine. We capitalized nil (2016 - $5.0 million) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

Current and deferred income taxes

For the three months ended December 31, 2017, current income tax expense was $1.0 million related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the three months ended December 31, 2017, we recorded a deferred income tax recovery of $0.4 million compared to $1.4 million for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the offtake obligation and stream obligation and recognition of 2017 non-capital losses.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Net loss for the year ended December 31, 2017 was $16.5 million compared to $61.2 million for the comparable year ended December 31, 2016. The decrease in the loss was mainly attributed to operating earnings generated from production at the Brucejack mine and a considerable decrease in the loss on financial instruments offset by an increase in interest and finance expense.

Net comprehensive loss for the year ended December 31, 2017 was $16.5 million compared to net comprehensive loss of $40.6 million for the comparable year ended December 31, 2016. In the comparable year, comprehensive income included $20.6 million from the translation of CAD functional currency results into the USD presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the year ended December 31, 2017 were $177.9 million compared to nil in the comparable year as the Company did not have mine operations in 2016. Revenue includes a $0.1 million gain on revaluation of derivatives in trade receivables.

The Company sold 141,927 ounces of gold at an average realized price of $1,239 per ounce generating $175.8 million in revenue from contracts with customers. The Company sold 127,746 ounces of silver which generated $2.0 million in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $6.7 million, were included within concentrate revenue. The average LBMA AM and PM market price over the six months ended December 31, 2017 was $1,277 per ounce.

Cost of sales

Cost of sales for the year ended December 31, 2017 was $125.1 million or $881 per ounce of gold sold. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the year ended December 31, 2017 were $92.4 million. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the quarter ended September 30, 2017, the average foreign exchange rate was CAD$1.30 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the year ended December 31, 2017 was $25.4 million. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated proven and probable reserves.

Royalties and selling costs

During the year ended December 31, 2017, the Company incurred $6.0 million in selling costs and $1.3 million in royalty expense. Selling costs included transportation costs which were $5.4 million.

Total cash costs and AISC

Total cash costs for the year ended December 31, 2017 were $683 per ounce of gold sold. AISC for the year ended December 31, 2017 totaled $852 per ounce of gold sold. Sustaining capital expenditures amounted to $8.1 million (including $2.1 million deferred development costs incurred during production).

Our audited consolidated Financial Statements and Management Discussion and Analysis for the year ended December 31, 2017 are filed on SEDAR and available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the fourth quarter and year-end 2017 operational and financial results will take place Friday, March 9, 2018 at 7:00 am PT (10:00 am ET).

Webcast and conference call details:

Friday, March 9, 2018 at 7:00 am PT (10:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until March 23, 2018:

Toll Free (North America)	1-800-319-6413
Access Code	2004

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this news release. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended December 31,		The year ended December 31,
(In thousands of US dollars, except for per oz data)	2017	2016	2017	2016

Gold ounces sold	86,514	-	141,927	-

Cost of sales per ounce sold reconciliation
Cost of sales	$80,168	$-	$125,080	$-
Cost of sales per ounce of gold sold	$927	$-	$881	$-

Total cash costs reconciliation
Cost of sales	$80,168	$-	$125,080	$-
Less: Depreciation and depletion	(17,272)	-	(25,378)	-
Less: Site share-based compensation	(703)	-	(827)	-
Less: Silver revenue	(1,670)	-	(1,994)	-
Total cash costs	$60,523	$-	$96,881	$-
Total cash costs per ounce of gold sold	$700	$-	$683	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended December 31,		Six months ended December 31,
(In thousands of US dollars, except per share or per oz)	2017	2016	2017	2016
Gold ounces sold	86,514	-	141,927	-
All-in sustaining costs reconciliation
Total cash costs	$60,523	-	$96,881	$-
Sustaining capital expenditures (1)	4,533	-	8,059	-
Accretion on decommissioning and restoration provision	137	58	283	203
Treatment and refinery charges	5,705	-	6,749	-
Site share-based compensation	703	-	827	-
Corporate administrative costs (2)	5,669	4,592	8,153	2,894
Total all-in sustaining costs(3)	$77,270	4,650	$120,952	$2,956
All-in sustaining costs per ounce of gold sold	$893	-	$852	$-
(1)Sustaining capital expenditures includes deferred development costs
(2)Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.
(3)All-in sustaining costs for the year ended December 31, 2017 were not disclosed as commercial production only commenced on July 1, 2017.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended December 31,		For the year ended December 31,
(In thousands of US dollars, except per share or per oz)	2017	2016	2017	2016

Revenue from contracts with customers(1)	$106,464	$-	$177,787	$-
Less: Silver revenue	(1,670)	-	(1,994)	-
Gold revenue(2)	$104,794	$-	$175,793	$-
Gold ounces sold	86,514	-	141,927	-
Average realized price	$1,211	$-	$1,239	$-
Less: Total cash costs per gold ounce sold	(700)	-	(683)	-
Average realized cash margin per gold ounces of gold sold	$511	$-	$556	$-
(1)Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $5,705 and $6,749 for the three months and year ended December 31, 2017, respectively.
(2)Gold revenue excludes the gain on revaluation of derivatives in trade receivables related to provisional pricing adjustments in the amount of $594 and $146 for the three months and year ended December 31, 2017, respectively.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net income (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, amortization on senior secured term credit facility, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended December 31,		Year ended December 31,
(In thousands of US dollars, except per share or per oz)	2017	2016	2017	2016

Basic weighted average shares outstanding	181,994,244	179,865,369	181,208,295	172,805,201

Adjusted loss and adjusted basic loss per share reconciliation

Net loss for the period	$(2,720)	$(8,564)	$(16,453)	$(61,212)
Adjusted for:
Loss on financial instruments at fair value	8,460	3,106	26,430	69,668
Amortization of discount on senior secured term credit facility	6,007	-	11,664	-
Accretion on convertible notes	1,403	-	2,807	-
Deferred income taxes	(408)	(1,411)	(7,022)	(19,780)
Adjusted earnings (loss)	$12,742	$(6,869)	$(17,426)	$(11,324)
Adjusted basic earnings (loss) per share	$0.07	$(0.04)	$0.10	$(0.07)

Additional non-IFRS financial measures

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mines and processed and mining operations; completion of ramp-up to steady state production; timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.